[LETTERHEAD OF HEDGER & HEDGER]

October 10, 2006

Russell Mancuso, Esq.
Branch Chief
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
Washington DC 20549

Re:	Derma Sciences, Inc. – File No. 333-135028; Registration Statement on Form S-3 – Amendment No. 3

Dear Mr. Mancuso:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment 3 to the above captioned registration statement on Form S-3. The heading and paragraph numbers refer to the corresponding heading and paragraph numbers of the staff’s October 3, 2006 comment letter.

Selling Shareholders, Page 10

1.    Broker-Dealer Affiliates. We amended paragraph 1 under this heading to disclose that all selling shareholders (including, perforce, broker-dealer affiliates) acquired their securities in the ordinary course of business and that, at the time of the acquisition of the securities, no selling shareholder had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

2.    Michael N. Taglich. We disclose in footnote 4 to the selling shareholders table the components of the 715,312 shares of common stock beneficially owned by Michael N. Taglich together with the source of the subject shares.

3.    Shareholder Warrants and Placement Agent Warrants. We disclose in paragraph 1 under this heading that, unless otherwise noted, selling shareholders’ beneficial ownership of shares results from a purchase of units each consisting of four shares of common stock and one five-year warrant to purchase one share of common stock at a price of $1.00. Further, we reference each affiliate/employee of Taglich Brothers, Inc. to footnote 2 wherein we disclose that the subject beneficially owned shares consist of common stock issuable upon exercise of the $0.72 five-year warrants. Lastly, we disclose, via footnote 3, that Claudia Taglich is an affiliate of Taglich Brothers, Inc.  Note, however, that Ms. Taglich acquired her shares pursuant to the general rule

Russell Mancuso, Esq.
October 9, 2006

enunciated in paragraph 1 under this heading, i.e. through the purchase of units in the ordinary course of business.

4.    Compensation to Taglich Brothers, Inc. We amended paragraph 1 under this heading to disclose that, in addition to the five-year $0.72 warrants, Taglich Brothers, Inc. received cash compensation incident to sale of the units in the amount of $362,307.

Prospectus – Additional Amendments

In addition to the above described amendments to the prospectus in response to the staff’s comments, the following prospectus amendments were effected:

(i)    Cover Page. The last sentence of paragraph 2 of the prospectus cover page was amended to reflect the closing price of the Registrant’s common stock as of October 3, 2006. The date of the prospectus was amended to reflect October ____, 2006 vice September ____, 2006.

(ii)    Trading Range – Common Stock. The table under the second risk factor on page 4 of the prospectus was updated to reflect high and low prices for the first nine (vice eight) months of 2006. This update did not result in changes to the table.

(iii)    Selling Shareholders. The fourth paragraph under the heading Selling Shareholders on page 11 of the prospectus was amended to reflect that information relative to selling shareholders’ ownership of common stock is current as of September 30, 2006. This update did not result in changes to the selling shareholders table. The phrase “Unless otherwise noted” was added to the last sentence of this paragraph.

Very truly yours,

HEDGER & HEDGER

/s/ Raymond C. Hedger, Jr.

cc:	Jay Mumford, Esq. Edward J. Quilty John E. Yetter, CPA Steven W. Hansen, Esq. Ephraim D. Lemberger, Esq. Richard C. Oh, Esq. Vincent M. Palmieri